ALBA MINERAL EXPLORATION, INC.
2 Mic Mac Place
Lethbridge, Alberta, Canada T1K 5H6

May 2, 2008

Via Facsimile (202) 772-9368

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: John Madison
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549

Re:          Alba Mineral Exploration, Inc.
Registration Statement on Form S-1
File No. 333-150029

Dear Mr. Madison:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alba Mineral Exploration, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 p.m. Eastern Daylight Time on May 7, 2008, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Alba Mineral Exploration, Inc.

By: /s/Owen Gibson
           Owen Gibson
           President and CEO